UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2026 (Report No. 2)

Commission File Number: 001-40614

INTERCURE LTD.

(Translation of registrant’s name into English)

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On June 22, 2026, InterCure Ltd. (“InterCure” or the “Company”) announced that it entered into a binding term sheet with certain investors, securing investment commitments of approximately NIS 22 million (US$7 million) through a private placement (the “Private Placement”). Pursuant to the Private Placement, the investors will be issued an aggregate of approximately 7.9 million units, with each unit consisting of one ordinary share, no par value, of the Company (an “Ordinary Share”) and one warrant to purchase one Ordinary Share. Each warrant will be exercisable for a period of five years from the date of issuance at an exercise price of NIS 4.125 per Ordinary Share.

The completion of the Private Placement is subject to the execution of definitive agreements containing customary representations, warranties and covenants as well as the receipt of required approvals and the satisfaction of customary closing conditions. Shareholder approval is required solely with respect to the participation of Mr. Alexander Rabinovich, the Company’s Chief Executive Officer and a director, and the beneficial owner of approximately 26% of the Company’s outstanding Ordinary Shares, in the Private Placement. The participation of all other investors in the Private Placement is not subject to shareholder approval.

The Private Placement will be conducted without an underwriter, placement agent, broker or dealer.

A copy of the press release related to the entry into the term sheet for the Private Placement, entitled “InterCure Secures NIS 22 Million in Private Placement Financing Led by Leading Pharma-Focused Hedge Funds,” is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

The securities described herein have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Ordinary shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit Index

Exhibit No.	Description

99.1	Press Release issued by InterCure Ltd. on June 22, 2026, titled “InterCure Secures NIS 22 Million in Private Placement Financing Led by Leading Pharma-Focused Hedge Funds.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCURE LTD.

Date: June 22, 2026	/s/ Amos Cohen
Amos Cohen
Chief Financial Officer